

July 11, 2023

Anne Blackstone
Chief Executive Officer
LUDWIG ENTERPRISES, INC.
1749 Victorian Avenue, #C 350
Sparks, Nevada 89431

>   **Re: LUDWIG ENTERPRISES, INC.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 21, 2023**
>   **File No. 333-271439**

Dear Anne Blackstone:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2023 letter.

Amendment No. 1 to Form S-1 filed on June 21, 2023

Cover Page

1. Please revise your cover page to highlight that each share of your Convertible Preferred Stock (i) is convertible into 100 shares of your common stock at any time, (ii) votes on all matters as a class with the holders of common stock and (iii) shall be entitled to 100 votes per share.

Use of Proceeds, page 25

2. We note your response to prior comment 1 and your revised disclosure here including details of your three planned clinical trials. Please revise your disclosure related to each of these three planned clinical trials on pages 39-40 under your Business section to include

the level of detail you have included here, in particular for your Preeclampsia and Cardiovascular/Heart Diseases studies. For each planned clinical trial, please revise your disclosure to specify, to the extent known, the primary and secondary endpoints. For your studies that have not yet received Institutional Review Boards (IRB) approval, please briefly describe the process for obtaining IRB approval and state that there is no guarantee of approval on the timeline you anticipate or at all.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Three Months Ended March 31, 2023, compared to the Three Months Ended March 31, 2022, page 30

3.   Revise to include a discussion within Results of Operations of research and development expense recorded for the three months ended March 31, 2023. In that regard, we see that in February 2023 you issued 1,000,000 shares of common stock, at a fair value of $370,0000, in exchange for the right to license, manufacture and market nutraceutical products. Please revise your financial statements to disclose the accounting basis for the point in time recognition of the expense for research and development at inception of the agreement. Discuss the accounting literature upon which you relied.

Recent Developments, page 37

4.   We note your response to prior comment 13 and your revised disclosure here. We also note that you intended to apply for OTCQB listing in June 2023. Please revise your disclosure to discuss the current status of this application. Additionally, with respect to the agreements you have entered into with the Fannon Group as well as with Dr. Kim Farahay and Dr. Jeff Lee, please revise your "Our Planned Marketing and Distribution" and "Our Planned Programs and Services" sections to discuss each of these agreements, including all material provisions, and how they impact your planned marketing strategy and your planned services. Please also file each of these agreements as an exhibit, or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 601(b)(10) of Regulation S-K. Last, as your filing review progresses, please consider updating the recent developments disclosures accordingly.

Dietary Supplement Formula License, page 39

5.   We note your response to prior comment 6 and your revised disclosure stating that you "have chosen, however, not to sell FlamaBlue, opting instead to market a similar, though differently formulated product known as "NuGenea."" Please revise your disclosure to discuss when and on what basis you determined not to develop and market FlamaBlue after entering the license agreement in December 2022.

Intellectual Property, page 42

6.   We note your response to prior comment 7 and reissue the comment. For each of your pending patents, please disclose the type of patent protection for which you have applied (for example, composition of matter, use, or process).

Manufacturing and Distribution, page 45

7.   We note your response to prior comment 8 and reissue the comment in part. We also note your response that "Designer Genomics International, Inc. is and always has been, the Company's only CRO." You continue to state, however, on page 45 that you "use Grace Health Technology Inc. and Designer Genomics International Inc. as [y]our Clinical Research Organization ("CRO")." Please revise to clarify whether you use both of these entities as CROs and to clarify the specific services provided to you by Designer Genomics International, Inc. To the extent that you have a material agreement in place with Designer Genomics Inc as your CRO, please revise your disclosure to include the material terms of that agreement. Please also file the agreement as an exhibit to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601(b)(10) of Regulation S-K.

Management, page 47

8.   We note your response to prior comment 9 and your revised disclosure here. We also note your response that a fully signed version of the agreement with Homeopathic Partners, Inc. has been filed with the amendment as Exhibit 10.4. However, it appears that the current agreement filed Exhibit 10.4 is only executed by the Registrant. Please file a fully executed version of the consulting agreement dated July 1, 2022 with Homeopathic Partners, Inc. as Exhibit 10.4.

Security Ownership of Certain Beneficial Owners and Management, page 50

9.   We note your disclosure that Mr. Rubin is the "authorized agent" of Worthington Financial Services, Inc. and has dispositive power with respect to the shares it owns. Please amend your disclosure to identify all natural persons with voting and/or dispositive power over the shares owned by Worthington Financial Services, Inc. Please also provide the address of the entity. See Item 403(a) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-2

10.   We note your response to comment 11 and reissue the comment. We also note that the Company's Bylaws are listed in the list of Exhibits as Exhibit 3.3, however, the Bylaws do not appear to have been filed. Please filed the Bylaws as Exhibit 3.3.

11.   Please ensure each exhibit is in the proper text-searchable format. See Item 301 of Regulation S-T. Please re-file the respective exhibits to your registration statement.

         You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Eric Newlan